Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two
Director Epic Series I/IR
Director Epic Outlook Series I/IR
The Director Edge Series II/IIR
The Director Edge Series I/IR
Director Immediate Variable Annuity
The Director Series I

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account One
Director Epic Series I/IR
Director Epic Plus Series I/IR
Director Epic Outlook Series I/IR
The Director Edge Series II/IIR
The Director Edge Series I/IR
Director Vision Series I/IR
Director Immediate Variable Annuity
The Director Series IV-V
Supplement dated June 25, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.
Effective May 1, 2026, in Appendix A - Investment Options Available Under the Contract:
“Current Expenses” for the following funds are updated:

Fund and Adviser/Subadviser	Current Expenses
Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.68%
Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.60%

HV-8282